Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

Presentation by Jonathan Best, Executive Director – Finance, AngloGold Limited, to the Denver Gold Forum, September 24, 2003

Slide 1: Title

Slide 2: Disclaimer

Slide 3: Track Record

Thank you Brenton for the introduction and thank you to the Denver Gold Group for the opportunity to speak at this important conference. With me on the podium is Ben Guenther, our Johannesburg-based head of mining, and other colleagues present in the audience are Charles Carter and Don Ewigleben from the U.S., Andrea Maxey from Australia, and Richard Duffy from Johannesburg.

When AngloGold was conceived in 1996 we sought to create a company which offered both leverage to gold price and provided financial returns on shareholders’ capital and paid regular dividends from profitable operations, after providing for organic growth. What was unusual about this approach was that it attempted to provide shareholders with an investment which both generated cash and returns today and which had the real ability to grow value over the long term.

Although we have established a sound record of reducing operating costs and consistently growing margins on our operations globally over the past 5 years, we recognise the need for continuous improvement in this area. This imperative is given greater urgency in the context of the increasing strength of local currencies in the regions in which we operate, as against the US dollar, as we experienced during the first half of this year and which we expect to continue well into next year. Notwithstanding this currency impact, coupled with a quarter on quarter reduction in grades, our margins remain high, reflecting the robustness of our operations.

Slide 4: Half Year

I turn now briefly to the company’s performance for the first half of this year, noting at the outset that we are coming off an unexpectedly high performance in 2002, led for a considerable part by the remarkable (though regrettably unsustainable) grades and profits from the Morila operation in Mali, and the weaker South African rand. Although gold production for the first half of 2003 was marginally higher than for the corresponding period last year at 2.84Moz, it was at a lower grade, primarily at Morila, Geita, and at Great Noligwa. This, together with stronger currencies, increased total cash costs by $61/oz to $217/oz. The $53/oz increase in the received price of gold to $349/oz was not sufficient to offset the increased costs, and lower grades, and hence operating profit also decreased by 7% to $286m. Higher exploration costs and increased effective tax rates resulted in headline earnings for this period decreasing by 20% to $140m, or 63 US cents per share.

Looking forward to the rest of this year, we anticipate that many of the operations could continue to come under pressure from the effect of a weaker dollar on local currencies and that, overall, while we expect the operations to be relatively steady, technical difficulties reported at the last quarter may impact on the performance of Cerro Vanguardia in Argentina and CC&V here in Colorado.

Slide 5: AngloGold in 2003

From a strategic point of view, AngloGold continues to focus it’s attention on value-adding growth and ore-body and country diversification, in order continue generating strong cash flows.

In the first half of 2003, 43% of AngloGold’s gold production and 63% of the company’s EBITDA came from mines outside of South Africa. The geographical and orebody diversification that has taken place over the last five years has not only changed the company’s risk profile, it has transformed its cash generation capacity. The comparison between current production, which is still dominated by South Africa, and EBITDA, shows the extent to which the diversification of the company has contributed to the consistency of our financial returns.

To illustrate our continuing strategy of developing AngloGold’s growth potential through the expansion of existing operations, I’ll now update you on a number of organic growth projects in several of the countries where we’re active and conclude with some observations about the proposed Ashanti merger.

Slide 6: Update – Australia

In Australia, discussions with our partners at Boddington continue. I’m sure that our partners will choose their own word cautiously in describing the state of this debate; for our part, all I’m going to say is that we remain enthusiastic about the project, subject to our being able to exploit it in a way that meets our investment criteria.

Barrie Parker gave a thorough description of developments and our aspirations at Sunrise Dam at the Diggers & Dealers conference in Kalgoorlie in August. Let me summarise by reminding you that the underground feasibility study approved by our Board in July will launch Sunrise into its next major growth phase. Trial mining on some of the presently known underground reserves will continue as part of the feasibility study, which is expected to continue for 3 years and is to establish a reserve of over 1moz by 2007. The study will cost A$87m, which will be more than offset by the 300,000 ounces to be produced from the trial mining.

Slide 7: Update – North America

Here in the United States, we have completed the disposal of the Jerrit Canyon Joint Venture to Queenstake Resources, in what is a win-win transaction.

We have for some time now been reporting on the operating difficulties being experienced at CC&V here in Colorado. The leach pad chemistry problems which periodically cause frustrating gold lock-up continue to receive management’s attention, as will ongoing improvements to crusher and haul fleet performance.

Slide 8: Update – South America

AngloGold’s South American region as a whole continues to perform well.

At Cuiabá, the expansion project pre-feasibility study was approved by the Board in May and the feasibility study is scheduled to be presented for approval by July 2004. The objective of the project is to increase production from current levels of 780,000tpa to 1.4mtpa and gold production by some 150,000 oz per year. The project anticipates the deepening of the mine by driving two ramps to exploit all the reserves between 11 and 21 level and includes ramp development and a drilling programme to improve geological information. Commissioning is expected early in 2006 with a 15 year life to 2018. A total of 2.2Moz are expected to be produced from this expansion at a capital cost of $109m.

At Cerro Vanguardia in Argentina, the installation of a scrubber designed to facilitate the treatment of wet ore is underway, and we expect to see an almost immediate impact on production there from the end of this quarter.

Slide 9: Update – E&W Africa

At Morila, throughput will increase from 270,000tpm to 350,000tpm by year end. However, this improvement will not offset the effect of projected declining grades and increases in tariffs and taxes. As we said in our second quarter earnings call, we expect grades to decline significantly in future years. Compounding this is the ending of the customs duty holiday in November this year and the tax holiday in 2005.

In our East & West African Region, at the Geita JV with Ashanti the addition of secondary crushers has increased plant throughput from 5.6mtpa to 6mtpa. This, together with the introduction of new leach tanks and an oxygen circuit will have a capital cost of $5 million to AngloGold and a project yield rate of return in excess of 20% real.

At Yatela, Alamoutala comes on stream in October.

At Sadiola, you may recall that the original 1993 feasibility study was based on a 4 million tonne per annum treatment rate for a plant that would initially treat oxide ores from the Sadiola deposit for a period of 13 years. We are now treating sulphide ore and are examining the deep sulphide potential. In respect of the deep sulphide potential, preliminary metallurgical test work has been implemented on a limited number of samples which returned an average recovery of 65 % to 70%. The geology model is complete, the resource model has been developed and a conceptual study is currently being finalized. A pre-feasibility study is scheduled for the first half of next year with the feasibility study in 2005.

Slide 10: Update – South Africa: TauTona

The AngloGold Board approved the Tau Tona expansion project in April 2001. The project scope is to access the Carbon Leader Reef (CLR) shaft pillar for stoping operations up to the infrastructural zone of influence, as well as accessing a mining area east of the Bank Dyke. The project is expected to produce 2,3 Moz of gold over a period of ten years and is progressing to plan.

At its meeting in July, the Board approved a further three projects at Tau Tona. These projects are expected to produce 1.8Moz over their respective lives at a capital cost of $150 million. The major contributor to this additional production is the TauTona CLR between 120-125L project which also adds an extra year of life to the mine – taking it to 2014. The proposed infrastructure comprises a twin incline system creating four new mining levels below the current lowest working level of 120 level. Project construction will take place over a ten-year period from 2003 to 2012. The project is expected to produce 1.4 million ounces of gold. The two smaller projects – the VCR shaft pillar outside the zone of influence and Area A projects, will yield some 400,000 ounces.

Slide 11: Update – 1C11 purchase

In respect of our recently announced purchase of a portion of the Driefontein mining area at a cost of $43 million – called 1C11 and located on the western boundary of Driefontein – we plan to mine this block from existing TauTona infrastructure, beginning in 2004. Peak production will occur in 2008 and 2009, when almost 90,000 ounces will be recovered each year. By 2012 we expect to have recovered approximately 576,000 ounces of gold. Driefontein could only ideally mine this block much later and we have therefore shared the benefits of the early extraction of this ore, resulting in a win-win situation. This is a good transaction for us, and continues our long established track record in South Africa of seeking to remove “farm fences” that artificially divide common ore bodies, in pursuit of unlocking value for all stakeholders.

Turning to Mponeng, which as you can see is adjacent to Tau Tona, the current operation is performing very well, largely offsetting the ounces lost through lower grades at Great Noligwa.The Mponeng Deepening project approved in April 2001, to deepen the sub-shaft system and provide access tunnels to the Ventersdorp Contract Reef (VCR) horizon on 113, 116 and 120 levels is progressing on schedule, with stoping due to commence in April 2004. The project is expected to produce 4 million ounces of gold over a 5 year period.

Slide 12: Update – South Africa: Moab Khotsong

The Moab Khotsong project, as many of you know, has been in development for the past twelve years, which is indicative of how long it takes to develop a deep level mine in South Africa. The scope of the project has been to sink, construct and equip the shaft systems to a depth of 3 130 metres below surface, provide access tunnels to the reef horizon on 85, 95 and 101 levels, and develop the necessary ore reserve. The Moab shaft has the longest single wind in the world at over 3km – a technological innovation and expertise that we would seek to utilize in looking at ways to develop the

Obuasi deep potential. The project is expected to produce 4.1Moz of gold over 12 years. The main shaft extension has been completed, and the shaft was commissioned to its full depth in June 2002. The Rock Ventilation shaft has been sunk and equipped to its final depth. The shaft was commissioned in March 2003. Stoping operations are still scheduled to commence in the fourth quarter this year, with commercial production being reached in 2006.

The Moab Khotsong Phase 2 project is expected to extend the life of Moab and increase capacity from 16,500m 2 to 24,000m 2 per month. The proposed infrastructure comprises developing a 2,200m superhighway tunnel system. A 12 degree decline system, 2,953m long will be sunk from the current 101L to 118L and a sub men and material shaft from 101 to 118L, 609m deep. Current infrastructure will be upgraded to service 150,000tpm. The project is expected to produce some 4.5 million ounces from the end of 2012 (some 690,000oz p.a.).

Slide 13: Current projects summary

Taken together then, we have six projects that are either well advanced or nearing completion that will add 15 Moz over the lives of these operations, at competitive cash costs.

Slide 14: Advanced feasibility summary

In addition, we have the four projects in South Africa, two in Australia and one in Brazil that are in feasibility stage, and which have a further 15 Moz of anticipated production, at competitive cash costs.

Slide 15: Exploration Update

Turning briefly to exploration, this continues to be a significant element of the AngloGold growth strategy. We spent $51m spent on exploration in 2002 and expect to spend $61m this year.

Brownfields exploration continued to add substantial value in 2003:

At Sunrise Dam, as I have said, we have added ounces to the reserve and identified significant underground potential.

We have discovered additional resources at Geita Hill and nearby Nyankanga with further upside expected.

At Sadiola, there are additional oxide resources and sulphide drilling looks encouraging.

At Corrego do Sitio in Brazil, drilling has intersected significant grades with economic potential, while drilling at Lamego has identified further underground potential.

At Cripple Creek, drilling at the Wildhorse Extension is expected to add about 800,000 ounces of gold to the plan.

In line with our focused exploration strategy, we have moved out of areas which have not yielded positive results in the greenstone belt in Tanzania, in Nevada, the Tanami in Australia, in and in South Australia.

As far as our greenfields activities are concerned, our existing and new projects for this year and into 2004 include Red Lake in Canada, La Rescatada in Peru, Livengood and Pogo in Alaska, and in Brazil, with Iamgold. In Africa, our activities will be limited to Southern Mali with a watching brief on the DRC pending a further country risk assessment. In Australia, exploration will be confined to Tropicana, Yamana, Yandal, and the Kimberleys in Western Australia.

In line with AngloGold’s “New Frontier” strategy and pending results from existing projects, future greenfields exploration will be redirected from traditional but mature areas into more prospective but higher risk regions.

These currently include South East Asia, Mongolia, Russia, China and Columbia.

Slide 16: Ashanti – what needs to be done to add value?

Turning to the Ashanti transaction, you will be familiar with the detailed presentation and announcement we made on August 5th, which is available on our website and on EDGAR. For the purpose of this presentation I wish to simply emphasize that we believe our offer to be appropriately structured and valued. We firmly believe that AngloGold is the better partner because it has the financial capacity and technical capability to work with the Ashanti team, both to improve the productivity and performance of existing assets, and to turn to account the upside in the Ashanti assets in the soonest possible time. This we believe to be in the best interests of all Ashanti’s stakeholders, and to the long term benefit of shareholders of the combined companies.

Perhaps the most useful approach to assessing the rationale for this deal is to reflect on what it is that needs to be done in the short and longer terms to ensure that Ashanti can deliver on its considerable potential.

In the first instance, our due diligence and discussions with Ashanti management has indicated a real and immediate need to replace the underground mining fleet, to upgrade ventilation and refrigeration and mine planning systems in the existing Obuasi underground mine. We estimate that the capital cost of these necessary improvements will be $154 million in the next two years, of which $102 million will have to come from a new partner.

In respect of the planned Obuasi Deeps Project, which has the capacity to extend the life of the combined operation to 2040 and beyond, it will be necessary immediately to spend some $44 million on a drilling program to establish the feasibility of the proposal and, should that present a sound business case, a further $570 million in today’s money terms, over the life of the operation.

At Siguiri in Guinea, the construction of a carbon-in-pulp plant, which must begin immediately to ensure the viability of the project, requires $60 million in capex, of which $19 million is required before the end of this year.

With respect to the important area of human resources and social development on and around the Ashanti operations, there are a number of areas requiring attention. In many of these instances, as is the case with operational issues, strategies developed by the Ashanti management are in place but, as a result of insufficient cash availability, these have not been optimally executed. Amongst these are a range of technical training needs, a real and urgent need to improve ventilation and refrigeration within the Obuasi operation and, very critically, a substantial malaria pandemic which has the effect of significantly affecting labour productivity at Obuasi and the quality of life in the surrounding community.

Slide 17: Ashanti – what value can AngloGold add?

What value, then, can AngloGold bring to these assets which would make the merger compelling?

We operate 19 mines in eight countries, from deep level, narrow reef operations in South Africa to shallower, underground deposits in Brazil, with specialist experience in deep-level operations and have no need to buy in this expertise from third parties.

AngloGold also has the cash, credit lines and balance sheet strength immediately to fund the capital requirements of Obuasi, the Obuasi deeps program, Siguiri and the other Ashanti operations’ requirements. Additionally, with our share of Geita and operating size, we have the ability to introduce at least $15 million cost saving synergies per annum through consolidating the Geita ownership and management and reducing financing, procurement and other service costs. The net effect of the expenditure on infrastructure and synergies is likely to reduce cash operating costs by some $20 per ounce over the next five years.

AngloGold has considerable experience in managing malaria in African rural and urban areas – our experience in similar settings has shown that the prevalence of disease in intervention areas could be reduced from 84% to less than 20% in the first three years. Incidence rates at Morila were decreased from a seasonal peak of 30% in 2000 to 6% in 2002. AngloGold also has the skills development capacity and experience to assist in upgrading mining, engineering and mine planning skills where this is necessary on the Ashanti operations.

In addition to these operating strengths, AngloGold also has considerable experience in successfully interacting with urban and rural communities throughout Africa and elsewhere in the world and in developing appropriate social development programs in partnership with communities, national and regional governments, trade unions and NGOs. We have run an effective corporate social investment program, the AngloGold Fund, since the company was formed in 1998. With our South African base and clear African character and links, AngloGold is well placed to work with the South African and Ghanaian governments to develop and implement President Thabo Mbeki’s vision of the New Partnership in African Development initiative.

Slide 18: Key cash commitments

Based on our due diligence and modelling of ways to develop the Obuasi deeps, with a view to optimizing returns on the substantial investment required, we believe the key cash commitments and indicative timeline to be the following:

Day 1:

•	$130m for MENS repayment, interest, and transaction costs

•	$60m Siguiri carbon-in-pulp plant

Years 1-5:

•	$154m in real terms for Obuasi fleet replacement, upgrade ventilation and refrigeration (projected cash costs reduction of $20/oz)

•	$44m Obuasi deeps drilling program

Years 7-12:

•	$570m in real terms ($760m nominal) to develop Obuasi deep mine

Slide 19: Compelling characteristics

•	We believe that Ashanti shareholders will be looking for the partner that offers the greatest upfront and ongoing realisable value with the lowest level of risk. Let me outline the key reasons why the AngloGold offer distinguishes itself. Firstly, upfront value. It is important that people do not compare the value of the offers by relying on the see-through values of the offer terms. Under the Randgold proposal Ashanti will constitute 70% of the enlarged group – this is essentially a repackaged Ashanti and therefore without synergies it is difficult to see where any premium is generated. Under the AngloGold proposal the value is transparent

•	This is a merger and therefore shareholders will look for not only upfront value but also the partner with the capacity to generate sustainable returns. The defining characteristics of the AngloGold offer to deliver this value are clear:

•	Scale. In the gold industry scale helps to drive value and after the transaction AngloGold Ashanti will be a $10 billion producer with the size and credibility to ensure lasting investor attention. Post merger AngloGold Ashanti would have the world’s #1 reserve base with $1 billion annual EBITDA.

•	More specifically for Ashanti, financial capacity is critical. It may just be possible for Ashanti to survive with little incremental financing but we want to get the most out of the asset base and that will involve substantial and ongoing capital investment. Committed financing must be in place upfront to fund costs such as

-	Transaction expenses
-	MENs repayment
-	CIP plant at Siguiri
-	Mining equipment
-	Refrigeration and ventilation
-	Health and safety, including malaria prevention
-	Obuasi Deeps exploration
-	Training
-	Mine planning

Our approach to ongoing capital expenditure will be driven by value maximization and not financing constraints.

•	This investment is critical not only for value creation but also for the Republic of Ghana. Investment in health and safety, in upgrading mining equipment, in better training, in malaria control and in better working conditions through improved ventilation and refrigeration improves returns and improves lives. This is the end of piecemeal development operating within a financial strait jacket. This is about having the resources to offer the best chance to develop the Obuasi Deeps, which would represent one of the most significant foreign direct investments in Africa. Although we have put a great deal of work into developing conceptual planning models until the drilling is complete we will not know the optimal development strategy. This may involve substantial capital spend and AngloGold has the resources to make sure this can be facilitated.

•	Having fully committed finance is crucial but a partner also has to have additional technical expertise to deliver the value from this investment. AngloGold has world leading deep level underground mining and mine development expertise immediately available. We have a great track record of working with Ashanti at Geita.

•	We hope that financial investment and technical expertise will quickly reduce costs, particularly at Obuasi. Economic value will also be created through ongoing synergy benefits through cutting admin expenses, through financing synergies and by consolidating ownership of Geita. That’s tangible economic upside for all AngloGold Ashanti shareholders.

•	We therefore have a clear strategy to create value but we also want to offer investors not just the prospect of capital growth but also a sustainable cash return through an ongoing dividend stream. AngloGold is the partner that has a track record of offering shareholders a high dividend payout after providing for value enhancing growth – based on AngloGold’s 2002 dividend the Government of Ghana would have received over $8 million in dividends in a single year.

•	We therefore have a powerful case for upfront and ongoing value creation. However, this value must be realisable to be of interest to shareholders. We know, for example, that Lonmin may well want to monetise its investment. AngloGold shares turnover over $40 million per day with highly liquid markets in Johannesburg and New York and listings in London, Australia, Frankfurt and Paris. On Randgold’s first day of trading in London in the FTSE 250 the shares turned over just $2 million.

•	Finally, we need to look at risk. Again the AngloGold bid can be differentiated

•	Not only does AngloGold have a breadth of operations to ensure diversity of risk, but, importantly, AngloGold is the partner that has the experience and track record to manage down a hedge book, in a volatile price environment, without destroying shareholder wealth.

•	Execution risk is also an important consideration for investors, the AngloGold bid has no pre-conditions, it is subject to no further due diligence and there is no need for additional financing, we will be able to send documents to shareholders soon after we have received support from the Government.

These, to list just a few, are some of the compelling characteristics of our offer that we believe make us the partner of choice. Let me conclude by noting that the AngloGold management team is very excited about the potential of this transaction. We have a high regard for the Ashanti team, we believe we can share the risks and rewards of developing the full potential of their resources, and that in this powerful new combination we can enrich all our stakeholders.

Thank you.

ADDITIONAL INFORMATION

In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of any such documents at the SEC’s web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.

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